Mail Stop 4561

June 8, 2007

Michael G. Shook
Chief Executive Officer
Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

Re: **Consonus Technologies, Inc.**
Registration Statement on Form S-1
Filed on May 4, 2007
File No. 333-142635

Dear Mr. Shook:

　　We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that the parties to the merger and their majority stockholders have agreed to, among other things, provide a structure for a possible unwinding of the merger if an initial public offering does not occur prior to June 30, 2007. Please disclose this information prominently in the summary section and include appropriate risk factor disclosure advising investors of the impact that this provision may have on their investment.

2. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when

it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented upon.

3. Please provide us with clear copies of any graphics you intend to use for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

Cover Page

4. We note from your cover letter that there will be no public market for the Common Stock in the United States and that it is intended that the Common Stock will only be listed for trading on the Toronto Stock Exchange. Please disclose this information, including the anticipated trading symbol, if known, on the cover page.

5. Please help us to understand the reasons for or factors affecting your decision to be listed for trading only on the Toronto Stock Exchange and not in the United States. In this regard, it appears that Consonus has a limited nexus with Canada before this offering. Tell us with a view to disclosure whether there are any material differences regarding the requirements for initial and continued listing on the Toronto Stock Exchange versus an exchange in the United States of which investors should be aware.

Third Party and Management Information, page ii

6. We note your disclosure that industry and market data obtained through your research, survey and studies conducted by third parties and industry and general publications are used throughout the prospectus. You then state that you have not independently verified the data. It is unclear from your statement that you "believe internal company surveys are reliable and market definitions are appropriate" whether you are referring to all of the industry and market data presented in the prospectus or to only a subset of the information presented. Please advise or revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

Prospectus Summary, page 1

7. Please provide support for your statements both here and in the business section that you are a "leading provider of IT infrastructure, data center solutions and related managed services to the growing small and medium size business market in the United States." Consider whether you should also disclose here that you are currently located in markets on the East coast of the United States and that your plans for geographic expansion are focused solely on the Southwest, Midwest and the West Coast of the United States.

8. We note your assertion that you believe the merger will create benefits and synergies including "new services and solutions." Please expand to clarify, if true, that you have new

services and solutions currently under development and expect to release them within the next 12 months.

9. Please expand this section to include a brief discussion of the STI merger and the reasons for offering/listing your securities in Canada. With regard to your corporate history, consider including a timeline or other device that will help investors to understand the historical background of your company.

10. Please briefly describe the "STI-provided IT solutions" you refer to on page 1. It is unclear from the summary what solutions you are referring to when you refer to CAC and STI or what additional capabilities were attained with the STI merger.

Summary Financial Information, page 6

CAC, page 7

11. Results of operations should be presented in accordance with GAAP. Revise to separately present the results of operations of the predecessor company (Consonus, Inc.) and successor company (Consonus Acquisition Corp.) for 2005.

CTI, page 8

12. Revise to present columnar format consistent with that disclosed on page 44. Inclusion of unaudited pro forma results of operations should be accompanied by an explanation of the transaction depicted by the unaudited pro forma results of operations and should present the relevant footnote references for any adjustments reflected therein.

Risk Factors, page 9

13. Please review the risk factor subheadings to ensure that each clearly states the risk arising from the set of facts you describe. For instance, the risk factor on page 19 that reads "The proposed use of the net proceeds of the offering represents the Company's current best estimate of the expected use of the funds" does not clearly state the associated risk. Similarly, what specific risk is evident in the statement on page 16 that "We are at risk of not filling available data center capacity"?

We are highly dependent on third-party service and technology providers, page 12

14. We note your disclosure on page 12 that you are "highly dependent on third-party service and technology providers" such as Sun Microsystems, Symantec Corporation, BMC Software Inc., and Network Appliance, Inc.; however, we are unable to locate any related contractual agreements filed as exhibits to the registration statement. To the extent you have contractual agreements with any of these entities, they should be filed as exhibits to the registration statement to the extent that you are substantially dependent upon the

relationship. See Item 601(b)(10) of Regulation S-K. Also, ensure that you discuss in the business section the material terms of your relationships with the vendors on whom you are highly dependent.

<u>We are subject to restrictive debt covenants that impose operating and financial restrictions, page 13</u>

15. Please expand to briefly describe the financial covenants that caused both CAC and STI to fall out of compliance with the respective credit facilities and include a cross-reference to the liquidity and capital resources section where the financial covenants should be discussed in material detail. Please ensure that all material debt agreements are filed as exhibits to the registration statement.

<u>Our Business, page 21</u>

16. You make several references to the fact that the merger with STI "significantly expanded" your breadth of offerings and geographic footprint. To provide contextual background to this claim, please expand to describe quantitatively the growth you experienced subsequent to the merger with regard to these aspects of your business as well as other aspects such as customer base, facilities, etc., as appropriate.

17. Provide support for your claims that there are over six million small and medium sized businesses in the United States and there is a growing trend to outsource data center-related infrastructure and managed services to third-party providers. In addition, it would appear that the relevant potential market would be the number of small and medium sized business requiring or potentially requiring data center outsourcing and IT infrastructure as opposed to all small and medium sized businesses in the United States. Please advise or revise.

18. Please include a discussion of your experiences with integrating the four acquisitions to date. To the extent you have experienced or are experiencing currently any difficulties with the prior acquisitions, they should be discussed.

<u>Customers, page 27</u>

19. We note your reference to STI as "our predecessor entity." Disclosures throughout your filing indicate that the January 22, 2007 transaction was a business combination, that is, the acquisition of STI by CAC, wherein STI was not considered the predecessor entity for financial reporting purposes. Please explain your use of the term "predecessor entity" to describe STI or revise accordingly.

<u>Our History, page 32</u>

20. Similarly, we note your reference to CAC as "our predecessor" whereas throughout the prospectus it is described as the successor company. Please advise or revise.

21. Tell us how you considered the guidance in paragraphs 16-18 of SFAS 141 in determining that CTI was the acquirer of STI. Specifically, address each of the factors outlined in paragraph 17 of SFAS 141.

Use of Proceeds, page 35

22. We note your disclosure that, in addition to debt repayment, you intend to use the proceeds for "sales and marketing, research and development, working capital and other general corporate purposes." We further note from your disclosure that you have not determined an apportionment of the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. A discussion of the approximate amounts intended to be used for each purpose you list is appropriate. Please revise accordingly.

Selected Financial Information, pages 39 and 40

23. Results of operations should be presented in accordance with GAAP. Revise to separately present the results of operations of the predecessor company (Consonus, Inc.) and successor company (Consonus Acquisition Corp.) for 2005. Explain why you believe that Consonus, Inc. is your predecessor company instead of Gazelle Technologies, Inc. ("Gazelle"). You disclose that Gazelle was acquired on May 2, 2005 that is prior to the Consonus, Inc. acquisition. Describe the activities of Gazelle as of and prior to its acquisition. Provide a summary of financial information for Gazelle for 2004 and 2005 thru the date of acquisition. In addition, tell us how the acquisition of Gazelle was recorded in your financial statements. Indicate whether the contributed capital in connection with asset acquisition is being recorded for this transaction. See your page F-5. Tell us why you have not provided audited financial statements for Gazelle under Rule 3-05 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Data

24. We note your references here, and elsewhere in the registration statement, to independent third-party appraisers. Revise to name the third-party appraisers and include the expert's consent pursuant to Rule 436(b) of Regulation C. Alternatively, remove all references to third-party appraisers.

25. Revise all titles in this section to clearly identify their unaudited nature. That is, the titles should refer to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, Unaudited Pro Forma Condensed Consolidated Statement of Operations and the Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements.

Pro Forma Condensed Consolidated Balance Sheet, page 43

26. The pro forma information, including your footnotes, should be completed in your next amendment. We may have further comments once the pro forma financial information has been fully provided.

27. Relocate all adjustments related to this offering to a separate column to the right of the Pro Forma balances related to the business combination. That is, you should present an intermediate subtotal after acquisition-related adjustments and before adjustments F, H, I, J, and K, which are related to the proposed offering.

28. Tell us how you will determine the fair value of your deferred revenue that is being acquired. Describe how your accounting will comply with EITF 01-3. Also, we refer you to EITF 04-11.

Pro Forma Condensed Consolidated Statement of Operations, page 44

29. Revise to include the pro forma adjustment and subtotal related to the income tax expense (benefit) described in Note 4(4).

30. Revise to present pro forma consolidated income (loss) per share and diluted net income (loss) per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sources of Revenue, pages 49 – 50

31. We note that you have combined your discussion of revenue reported under IT infrastructure solutions and IT infrastructure services under the heading IT infrastructure services and solutions. Management's Discussion and Analysis should address the historical categories and line items reported in the financial statements included in the filing. Rule 5-03.1 of Regulation S-X requires the separate presentation of tangible products and services and Rule 5-03(b) requires corresponding separation of cost of sales in the same manner. Revise your discussion in MD&A to address the presentations contained in your historical financial statements.

Significant Accounting Estimates and Policies

Revenue Recognition, page 52

32. We note that you refer readers to the discussion of your revenue recognition policies under the heading "Sources of Revenue." Revise to more fully describe your revenue recognition

policies in the context of the accounting literature applied, including a discussion of estimates that involve a high degree of judgment and complexity. Describe the methodology underlying each critical accounting estimate, the assumptions that are about highly uncertain matters and other assumptions that are material. Please note that discussion in this section is meant to supplement, not duplicate, the descriptions of accounting policies in the footnotes to the financial statements.

Stock-Based Compensation, page 53

33.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested instruments based on the difference between the estimated IPO price and the exercise price of the instruments outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

34.   With regard to your determination of the fair value of the underlying shares, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations

Year Ended December 31, 2005 Compared to Year ended December 31, 2006

CAC, page 56

35. We note your presentation here, and on page 60, of the combined results for the predecessor and successor entities for 2005 in a single measure, and your narrative discussion of these amounts. Tell us, in detail, the reasons why you believe that this presentation is sufficiently meaningful to outweigh the potential limitations of an analysis of entities having different cost basis in net assets and why a presentation different from that included in the audited financial statements is warranted.

Cash Flow for the Years Ended December 31, 2006 and 2005 and Cash Flows for Years Ended December 31, 2005 and 2004, page 64

36. We note that your disclosures surrounding operating cash flows merely enumerate the various line items presented as reconciling items from the face of the statement of cash flows. Revise to provide a discussion of the underlying drivers (e.g. amounts of cash receipts from customers, amounts of cash payments to suppliers, etc.) of changes in operating cash flows. Refer to Item 303 of Regulation S-K and Section of Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350).

Management, page 68

37. We note that you state that "[i]n accordance with applicable Canadian securities laws, the board of directors of the Company ha determined that each of the Audit Committee members is independent and financially literate." Please clarify whether the reference to Canadian securities laws encompass the standards set forth by the Toronto Stock Exchange.

Compensation Committee Interlocks and Insider Participation, page 76

38. Please provide the information required by Item 407(e)(4) of Regulation S-K. Specifically, name the members of the compensation committee who served during the last completed fiscal year or, if no compensation committee was formed, identify each officer and employee or any former officer who, during the last completed fiscal year, participated in deliberations of the board of directors concerning executive officer compensation.

39. We note that Justin Beckett is identified as having had a relationship with the company requiring disclosure under Item 404 relating to related party transactions. The information concerning the Item 404 transactions with members of the compensation committee must be provided under this header, as required by Item 407(e)(4)(i)(C) of Regulation S-K. See Section III of SEC Release 33-6099. We will not object to a cross-reference from the Certain Relationships section that refers to the information under the interlocks heading.

Compensation Discussion and Analysis, page 76

40. We note that you have provided compensation discussion and analysis information for the combined company, Consonus Technologies, on a going-forward basis only. Please revise

the compensation discussion and analysis to provide the information required by Item 402(b) of Regulation S-K as it relates to the compensation paid to the named executive officers of STI and CAC in 2006, which is reflected in the compensation tables you provided. See Instruction 2 to Item 402(b) regarding both the relationship between the compensation discussion and analysis and the information contained in the tables as well as actions regarding executive compensation taken after the fiscal year end of Consonus Technologies, such as the forgiveness of the loans to Messrs. Shook in 2007. See also Section II. B. 1 of Release No. 33-8723A that states that "The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it."

41. We note disclosure on page 77 that one of the primary objectives of the compensation committee is to align the incentives of the executives with stockholder value creation. Please expand your disclosure to indicate how your executive compensation programs will be, or have been, designed to do this.

42. Please revise to identify the benchmark as well as the "comparable public companies" to which you refer that comprise the component companies of the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.

43. Please expand the discussion on page 77 regarding how you establish base salary. Your disclosure that salaries are based on each individual's job responsibilities and contribution while taking into account comparable compensation levels and that adjustments to salaries may occur in the future does not convey how you determine the amount to be paid or what the individual performance objectives are. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

44. The employment agreement with Michael Shook, filed as exhibit 10.14, states the base salary and other benefits he will receive and states in paragraph 4(d) that his incentive compensation "shall be no less than the compensation set forth in Exhibit B." Please revise the CD&A discussion to include quantitative disclosure regarding the compensation amounts, including minimum bonuses, payable to the named executive officers.

45. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Release No. 33-8732A. In this regard, we note some disparity between the Shooks' compensation and that of the other named executive officers. Given this, we would expect to see a more detailed discussion of how and why the Shooks' compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to other officers, this should be discussed on an individualized basis.

46. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-

based incentive compensation. Please discuss the specific items of company performance and individual objectives used to determine incentive amounts, how your incentive awards are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v)-(vii). Finally, to the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

47. Please clarify the role of the chief executive officer in conferring with the Chairman of the Board and the Compensation Committee regarding his own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Summary Compensation Table, page 81

48. Please provide a narrative description of any material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table. For example, please discuss how the bonuses were calculated for the named executive officers of STI and CAC. See Item 402(e) of Regulation S-K.

Principal and Selling Stockholders, page 99

49. Please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Ensure that you include a materially complete description of all of the material relationships KLI and Michael Shook have had with Consonus or its predecessors or affiliates within the past three years.

Certain Relationships and Related Transactions, page 102

50. Please revise this section to describe in clear terms the interests of KLI in each of the transactions, as appropriate.   Consider whether tabular disclosure would be useful to investors in understanding the various transactions at a glance.

Where You Can Find More Information, page 120

51. Please expand your disclosure to clarify your statement that because you are not listing your common stock on a U.S. stock exchange, you "may not be subject to such SEC reporting requirements in the future."

Audited Financial Statements of Consonus Acquisition Corp.

Notes to Consolidated Financial Statements

Note H – Stock-Based Compensation, page F-16

52.   Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

53.   Provide us with the following information in chronological order for all equity related transactions for the one year period ended December 31, 2006 and through the date of your response, including shares issued in connection with the STI merger:

- The nature and type of equity instrument;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.
- Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

54.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

55.   As applicable, consider revising to include the following disclosures for equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

56. We note that your disclosure refers to a third-party valuation of your shares "at the time the equity was earned." Such references require the identification of the valuation specialist and the expert's consent pursuant to Rule 436(b) of Regulation C. Alternatively, you m ay remove the reference to the third-party valuation.

Audited Financial Statements of Strategic Technologies, Inc.

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, pages F-35 and F-36

57. We note your application of SAB 104 in recognizing all revenues. For each revenue line item presented in your statements of operations, tell us when you last assessed the possible applicability of SOP 97-2. Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination that software is incidental to your products.

58. We note that you primarily resell products offered by your vendors. We also note that you contract with software and hardware vendors for support services which also appear to be resold to your customers (page F-37). Clarify whether resale revenue is recognized on a gross or net basis. Tell us how you considered each of the factors set forth in paragraphs 7 – 17 of EITF 99-19 in determining that your recognition model is appropriate.

Part II

Recent Sales

59. Please outline the procedural steps undertaken to comply with Section 3(a)(10) for the unregistered issuances.

Exhibits

60. Please ensure that you have filed all of the related party contracts and material debt agreements as exhibits to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact Tammy Tangen at 202-551-3443 or Stephen Krikorian, Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 416-947-0866</u>
        Brian Pukier
        Ian Putnam
        Stikeman Elliott LLP

        <u>Via facsimile: 801-993-6499</u>
        Mark E. Bonham
        John Randall Lewis
        Wilson Sonsini Goodrich & Rosati, PC